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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K/A
(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2017

Commission File Number: 001-33853

CTRIP.COM INTERNATIONAL, LTD.
968 Jin Zhong Road
Shanghai 200335, People's Republic of China
(Address of principal executive office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) :

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) :

 EXPLANATORY NOTE

        This Amendment No. 1 (the "Amendment No. 1") is made to the Current Report on Form 6-K originally furnished to the Securities and Exchange Commission on September 6, 2016 (the "September 2016 6-K"), under which exhibits 23.2, 99.1, 99.2 and 99.3 were incorporated by reference into the Registration Statement on Form F-3 of the registrant (File No. 333-208399). The interactive data files attached as exhibits hereto and exhibit 99.4 (Management's Discussion and Analysis of Financial Condition and Results of Operations for the Six Months Ended June 30, 2016) are hereby also incorporated by reference into the Registration Statement on Form F-3 of the registrant (File No. 333-208399). The incorporation of exhibit 99.4 is solely for purpose of meeting the requirements under Item 8.A.5 of Form 20-F insofar as the requirements are applicable to the registrant.

        Except for the matter described above, this Amendment No. 1 does not otherwise alter the content of disclosure of the September 2016 6-K, including the exhibits attached thereto.

 SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CTRIP.COM INTERNATIONAL, LTD.
By:	/s/ XIAOFAN WANG
	Name:	Xiaofan Wang
	Title:	Chief Financial Officer

Date: February 24, 2017

 EXHIBIT INDEX

Exhibit No.	Description
99.4	Management's Discussion and Analysis of Financial Condition and Results of Operations for the Six Months Ended June 30, 2016

EX-101.INS XBRL Taxonomy Instance Document
EX-101.SCH XBRL Taxonomy Extension Schema Document
EX-101.CAL XBRL Taxonomy Calculation Linkbase Document
EX-101.DEF XBRL Taxonomy Extension Definition Linkbase Document
EX-101.LAB XBRL Taxonomy Label Linkbase Document
EX-101.PRE XBRL Taxonomy Presentation Linkbase Document

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EXPLANATORY NOTE
SIGNATURES
EXHIBIT INDEX